SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN presents

CSN Logistics
Platform in Itaguaí
Rio de Janeiro State

CSN Logistics
Platform in Itaguaí

A project that supplies
Brazil’s needs

• Growth of world GDP

• Globalization as a growth factor in world trade

• Increase in the use of containers in transportation of general cargo

• Maintenance of external demand

• Growth of overseas demand for iron ore

• Brazilian GDP has grown more than 4% per year

• Growth in internal demand

• New steel industry projects envisage an increase in capacity above 30 Mtpy by 2015, with a consequent growth in coal imports

• The trend is for ships to keep increasing in size, thus requiring deeper terminals

• Growth in the use of containers

• Growth in the cabotage market

• The Brazilian logistics infrastructure (harbors, railways, highways and airports) is inadequate for current and future national demand

• Lack of storage facilities and auxiliary services

• Important ports such as Santos, Rio de Janeiro and Vitoria are near areas of dense population, creating logistical difficulties and limiting expansion. There is also limited draught for large vessels

• The majority of national ports need frequent dredging

• Public expenditure investment is not fast enough to meet urgent deadlines

• Duplication of Rio-Santos Highway and access to Itaguaí Port (to be concluded: 1st half 2009)

• Urban Ring Road (to be completed: 1st half 2010)

• Area served by MRS, an international class railroad, a top Brazilian facility, with access to the storage area

• Deep water (present depth of the waterway, 18.5 m)

• Capacity to receive large size ships (a natural location for a Hub Port)

• Dredging of the access channel to increase depth to 20m and width to 200m - (CDRJ - R$64 million in 13 months)

• Project to double the access channel under way

Experience in running and operating cargo ports,
general containers and bulk materials:

Containers
General Cargo - Steel Products
Project Cargos
-> In operation since Sept 1999
Tecar
Coal and other bulk cargo
-> Begining of operations by CSN in July 1997
Iron Ore
-> In operation since Feb 2007

• High productivity

• Terminals counting on modern infrastructure and equipment already operating with the latest IT systems

Sepetiba Tecon is the container terminal with the fastest recent annual growth in Brazil (75% average from 2003 to 2007)
• The largest container terminal in Rio de Janeiro State, with a throughput of 300 thousand TEUs per year
• Transportation of 1 million tons of steel products a year
• Transportation of 15 thousand tons of project cargo

• Terminal specialized in importing and exporting bulk materials
• More than 10 million tons of Iron Ore shipped - 2nd phase of 30 Mtpy already completed (Feb 2008)
• Throughput 4 million tons of coal and other materials per year (import)

• Combination of joint enterprises, expansions and new projects

• Modular growth possibility - Logistics Support Center and Lago
• da Pedra Private Port using customized demand and solutions for
• our clients (built to suit)

• The project does not only supply the needs of the Itaguaí region, but those of Rio de Janeiro State and the whole Southeast of Brazil

• The company also has its own products (Iron Ore, Coal and Steel)

Characteristics

Length of quays: 810 m
• 2 berths in linked
quays: 540m
• 1 berth with access
bridge: 270m

Draught: 14,5 m

Back storage area: 400
thousand sqm

Present Capacity
600 thousand TEUs / year
2 Mtpy General Cargo /
Steel Products

Characteristics
•Length of continuous
quay: 810 m
•Draught: 14,5 m

Investment
US$ 63 million
Quays: US$ 38 million
Equipment: US$ 25 million
Capacity
6 Mtpy General Cargo /
Steel Products

Characteristics

•Length of continuous
quay: 1,070 m

•Draught: 14,5 m

•Enables 2 large vessels to
be served simultaneously
(8,000 TEUs)

•Back storage area:
+ 50 thousand sqm

Investment
US$ 103 million

Quays/ Back storage area:
US$ 47 million
Equipment: US$ 56 million

Capacity
1,300 thousand TEUs/year

Characteristics

•Pier: + 424 m
• Structurally prepared for vessels
VLOC - 360,000 DWT

•Back storage area: + 260
thousand sqm

•Draught: 18.5 m

Investment
US$ 790 million *

Capacity
100 Mtpy Iron Ore
8 Mtpy Coal / Other
Products

Characteristics

•Pier: + 424 m
• Structurally prepared for vessels
VLOC - 360,000 DWT

•Back storage area: + 260
thousand sqm

•Draught: 18.5 m

Investment
US$ 790 million *

Capacity
100 Mtpy Iron Ore
8 Mtpy Coal / Other
Products

Characteristics

•Pier: + 424 m
• Structurally prepared for vessels
VLOC - 360,000 DWT

•Back storage area: + 260
thousand sqm

•Draught: 18.5 m

Investment
US$ 790 million *

Capacity
100 Mtpy Iron Ore
8 Mtpy Coal / Other
Products

Characteristics

•Depot and storage of containers
•Dedicated warehouses for:
• Steel Products
• Coffee
• Reefer
• Cotton
• Sugar
• Chemicals
•Distribution centers
•Vehicles and parts
•Auxiliary services
•Modular project (built to suit)

Investment
US$ 202 million

Capacity
900 thousand TEUs/year

Characteristics

•Depot and storage of containers
•Dedicated warehouses for:
• Steel Products
• Coffee
• Reefer
• Cotton
• Sugar
• Chemicals
•Distribution centers
•Vehicles and parts
•Auxiliary services
•Modular project (built to suit)

Investment
US$ 202 million

Capacity
900 thousand TEUs/year

Characteristics

•Depot and storage of containers
•Dedicated warehouses for:
• Steel Products
• Coffee
• Reefer
• Cotton
• Sugar
• Chemicals
•Distribution centers
•Vehicles and parts
•Auxiliary services
•Modular project (built to suit)

Investment
US$ 202 million

Capacity
900 thousand TEUs/year

Characteristics

•Private Cargo:
• Iron Ore
• Coal / Other Materials
• Steel Products
• Píer 1:
• General Cargo / Steel Products
• Containers
• Píer 2:
• Coal / Others
• Iron Ore

Investment
US$ 791 million

Capacity
60 Mtpy Iron Ore
12 Mtpy Coal / Other
1 thousand TEUs/year
11 Mtpy General Cargo /
Steel Products

Characteristics
•Stocking areas: 1.2 million sqm

Iron Ore: 630 thousand sqm

Coal/ other: 300 thousand sqm

Containers: 140 thousand sqm

General cargo: 120 thousand sqm

•Support areas:
• Gate
• Corporate building
• Warehouse
• Administrative building
• Cafeteria / Lockers

Investment
US$ 283 million

Capacity
60 Mtpy Iron Ore
12 Mtpy Coal / Other
1 thousand TEUs/year
11 Mtpy General Cargo /
Steel Products

Capacities	Total
Iron Ore (Mtpy)	160
Coal/Coke (Mtpy)	20
Containers (thousand TEUs / year)	2.300
General Cargo/Steel Products (Mtpy)	17

CAPEX US$ mi	Total
Expansion of Sepetiba Tecon	166
Expansion of Tecar	790*
Logistics Support Center	202
Lago da Pedra Private Port	791
Private Port Storage Area	283
Total	2.231

*US$ 236 million already invested

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2008

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.